Exhibit 99.1

Nasdaq Grants NWTN Extension to File its Annual Report on Form 20-F

DUBAI, United Arab Emirates, August 6, 2024 (GLOBE NEWSWIRE) -- NWTN Inc. (Nasdaq: NWTN), an eco-conscious mobility technology company bringing passenger-centric green premium mobility solutions to the world (“NWTN”), today announced that the Nasdaq Stock Market LLC (“Nasdaq”) has determined to grant NWTN an exception to Listing Rule 5250(c)(1) (the “Rule”), giving NWTN an extension of the deadline to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 20-F”).

As NWTN announced in its press release dated May 24, 2024, on May 22, 2024, NWTN received a deficiency letter from Nasdaq stating that NWTN is not in compliance with the Rule because it has not yet filed the 2023 20-F with the Securities and Exchange Commission (the “SEC”). Nasdaq indicated that NWTN had 60 calendar days, or no later than July 22, 2024, to submit a plan to regain compliance (the “Plan”).

NWTN timely submitted a Plan to Nasdaq. Based on its further review, Nasdaq has determined to grant an exception to the filing deadline under the Rule to enable NWTN to regain compliance with the Rule. Under the terms of the exception, NWTN must file the 2023 20-F on or before November 11, 2024. In the event NWTN does not satisfy the terms of the exception, Nasdaq will provide NWTN with written notification that its securities will be delisted, at which time NWTN may appeal Nasdaq’s determination to a Hearings Panel.

NWTN is working diligently to complete the 2023 20-F and aims to file the report as soon as practicable, on or before November 11, 2024.

ABOUT NWTN

NWTN is a pioneering green energy company dedicated to providing passenger-focused, premium electric vehicle products and green energy solutions to customers worldwide. Headquartered in Dubai, United Arab Emirates (UAE), NWTN has a full vehicle assembly facility in Abu Dhabi and a supply chain manufacturing base in Jinhua, China.

NWTN is committed to the future of mobility solutions that integrate pioneering design, personalized lifestyles, Internet of Everything (IoT), autonomous driving technology and the eco-system of green energy.

For further information, please visit: https://www.nwtnmotors.com.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the risk factors contained in NWTN’s filings with the SEC, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible for NWTN to predict those events or how they may affect NWTN. If a change to the events and circumstances reflected in NWTN’s forward-looking statements occurs, NWTN’s business, financial condition and operating results may vary materially from those expressed in NWTN’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and NWTN assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT

Investor Relationships

Email: IR@nwtn.ae